SHEARMAN & STERLINGLLP
801 PENNSYLVANIA AVENUE, NW | WASHINGTON, DC | 20004-2634
WWW.SHEARMAN.COM | T +1.202.508.8000 | F +1.202.508.8100

September 22, 2006

Mr. Paul Cline
Senior Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Federal Agricultural Mortgage Corporation Form 10-K for Fiscal Year Ending December 31, 2005 File No. 001-14951

Dear Mr. Cline:
On behalf of our client, the Federal Agricultural Mortgage Corporation (“the Company” or “Farmer Mac”), set forth below are the Company’s responses to comments 1-4 and 6-10 of your letter dated August 17, 2006 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (“the Form 10-K”). The Company expects to respond separately to comment 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policy and Estimates

1.
In regards to the change in methodology used to estimate your allowance for loan losses, please revise to disclose why the new methodology is preferable to the prior methodology and to quantify the financial statement impact of this change.

Company Response

Farmer Mac disclosed the financial impact of its change in accounting estimate ($4.8 million) in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Overview” section of the Form 10-K. That disclosure stated:

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Paul Cline
U.S. Securities and Exchange Commission
September 22, 2006

“As part of Farmer Mac’s continuing evaluation of the overall credit quality of its portfolio, the state of the U.S. agricultural economy, the recent upward trends in agricultural land values, the level of Farmer Mac’s outstanding guarantees and commitments and the recordation of a change in accounting estimate resulting from the implementation during third quarter 2005 of a new methodology to estimate probable losses inherent in its post-1996 Act Farmer Mac I portfolio, Farmer Mac determined that the appropriate level of allowance for losses as of December 31, 2005 was $8.7 million. This resulted in the release of approximately $8.8 million from the allowance for losses during 2005, compared to the release of $0.4 million from its allowance for losses in 2004 and provisions for losses of $7.3 million in 2003. During 2005, the release from the allowance for losses included $4.8 million recorded as a change in accounting estimate in third quarter 2005.”

In Farmer Mac’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2006, and as appropriate in other future periodic reports, Farmer Mac will expand its disclosure to explain why its current methodology for estimating its allowance for losses is preferable to the prior methodology and will include the financial impact of this change in accounting estimate in its discussion of the allowance for losses in the Critical Accounting Policy and Estimates section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations, substantially as described below.

Proposed Disclosure:
Prior to September 30, 2005, Farmer Mac did not believe that its own historical portfolio credit loss experience was statistically sufficient to estimate accurately the inherent probable losses in its portfolio. Prior to that date, Farmer Mac estimated its inherent probable losses using a systematic process that began with management’s evaluation of the results of a proprietary loan pool simulation and guarantee fee model. That model drew upon historical information from a data set of agricultural mortgage loans screened to include only those loans with credit characteristics similar to those eligible for Farmer Mac’s programs. The model offered historical loss experience on agricultural mortgage loans similar to those on which Farmer Mac had assumed credit risk, but over a longer term than Farmer Mac’s own experience. As of September 30, 2005, Farmer Mac believed it had accumulated and analyzed sufficient data from its own historical portfolio credit loss experience and credit trends to estimate more accurately its inherent probable losses based upon its own more refined historical experience and adopted a new loss allowance methodology based on that data. Farmer Mac believes that estimating its allowance for losses based on data derived from its own portfolio more accurately reflects the characteristics of credit trends within the portfolio. Farmer Mac recorded the effects of that change as a change in accounting estimate in third quarter 2005, which resulted in a $4.8 million decrease in the allowance for losses in that quarter.

Mr. Paul Cline
U.S. Securities and Exchange Commission
September 22, 2006

Results of Operations
Non-GAAP Performance Measures

2.
Please revise your disclosure of the non-GAAP measure, core earnings, to disclose how you considered the guidance of Item 10(e) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website as it applies to your exclusion of the effects of SFAS 133 to measure your core earnings. This guidance indicates that, absent management’s demonstration that measures excluding recurring items are useful to investors, such measures would be inappropriate. Please revise to demonstrate the usefulness of these measures to investors or eliminate them from your disclosures.

Company Response

Farmer Mac will eliminate its disclosure of the non-GAAP measure core earnings in its future periodic reports with the Commission.

Audited Financial Statements
Statement of Operations

3.
It appears that you follow the presentation requirements of Article 9 of Regulation S-X. Please revise to clarify why you present a total revenues line item and what you mean for it to depict. Include why you believe this is a meaningful measure and why you exclude interest expense from it.

Company Response

Farmer Mac will revise the presentation of its statements of operations to remove the line item “total revenues” in its future periodic reports. The new format of the statements of operations will present three subsets (“net interest income”, items of “non-interest income”, and items of “non-interest expense”) that total to “income before income taxes”.

Mr. Paul Cline
U.S. Securities and Exchange Commission
September 22, 2006

Note 5: Farmer Mac Guaranteed Securities

4.	Please revise to disclose how you consider the guidance of SOP 03-3 to account for the purchases of defaulted loans underlying the Farmer Mac Guaranteed Securities and LTSPCs.

Company Response

SOP 03-3 requires that, at the time of initial investment, the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent to the initial investment, increases in expected cash flows generally should be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment.

Farmer Mac purchases defaulted loans pursuant to its obligations under its outstanding guarantees and LTSPCs. In accordance with SOP 03-3, Farmer Mac records purchases of defaulted loans at their fair values. Fair values are determined by appraisal or management’s estimate of discounted collateral value. Farmer Mac records, at acquisition, the difference between each loan’s acquisition cost and its fair value, if any, as a charge-off to the Reserve for losses. Subsequent to the purchase, such defaulted loans are treated as nonaccrual loans and, therefore, interest is accounted for on the cash basis. Any decreases in expected cash flows are recognized as impairment.

In Farmer Mac’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2006, and as appropriate in other future periodic reports, Farmer Mac will expand its disclosures to explain how it considers the guidance of SOP 03-3 to account for the purchases of defaulted loans underlying Farmer Mac I Guaranteed Securities and LTSPCs, substantially as described below.

Proposed Disclosure:
Farmer Mac purchases defaulted loans underlying Farmer Mac I Guaranteed Securities and LTSPCs pursuant to its obligations under its respective contractual commitments. Farmer Mac records purchases of defaulted loans at their fair values. Fair values are determined by appraisal or management’s estimate of discounted collateral value. Farmer Mac records, at acquisition, the difference between each loan’s acquisition cost and its fair value, if any, as a charge-off to the Reserve for losses. Subsequent to the purchase, such defaulted loans are treated as nonaccrual loans and, therefore, interest is accounted for on the cash basis. Any decreases in expected cash flows are recognized as impairment.

Mr. Paul Cline
U.S. Securities and Exchange Commission
September 22, 2006

Note 6: Financial Derivatives

6.
For the basis swaps that you have entered into, please revise to disclose the assets and liabilities being hedged and the indices associated with each. In your revision, please disclose your methodology of assessing hedge effectiveness, and if you have utilized matched terms basis of assessment, please disclose how you have met all requirements of paragraph 65 of SFAS 133.

Company Response
As of December 31, 2005, Farmer Mac had basis swaps with notional amounts of $389.5 million. Of those basis swaps, $225.6 million were in cash flow hedge relationships under the requirements of SFAS 133. Under the terms of those basis swaps, Farmer Mac receives payments based on LIBOR and makes payments based on a Constant Maturity Treasury Index. Those basis swaps hedge the interest rate basis risk related to loans Farmer Mac purchases that pay a Constant Maturity Treasury Index-based interest rate and the LIBOR-based Discount Notes Farmer Mac issues to fund the loan purchases. Farmer Mac assesses the effectiveness of the LIBOR-based leg of the basis swaps in accordance with its policies and procedures for assessing the effectiveness of cash flow hedges of a benchmark index using regression analysis and measures ineffectiveness using the hypothetical derivative method. Farmer Mac assesses the effectiveness of the Constant Maturity Treasury-based leg of the basis swaps utilizing the matched terms basis of assessment. Farmer Mac reevaluates this effectiveness assessment on a quarterly basis. This quarterly evaluation includes a comparison of the critical terms of the swaps and the critical terms of the interest-paying assets, including their effective dates, notional amounts, interest rates and reset dates. Because the terms of the Constant Maturity Treasury-based leg of the swaps and the terms of the assets are the same, Farmer Mac has concluded that the hedging relationship qualifies as highly effective and no ineffectiveness is recognized.

As of December 31, 2005, the remaining basis swaps with a notional amount of $163.9 million were not in designated hedge relationships under the requirements of SFAS 133. Under the terms of those basis swaps not in designated hedge relationships, Farmer Mac pays Constant Maturity Treasury-based interest rates and receives LIBOR-based interest rates.

For its basis swaps designated as hedges in accordance with SFAS 133, Farmer Mac will describe the assets and liabilities being hedged, the indices associated with each and the methodology used to assess hedge effectiveness, as appropriate, in its future periodic reports.

Mr. Paul Cline
U.S. Securities and Exchange Commission
September 22, 2006

7.
Please revise to more clearly explain the hedging relationship utilized for the forward sale contracts involving government-sponsored enterprise debt instruments and mortgage-backed securities. In your revision, please specify the hedged item and the method used to measure hedge effectiveness.

Company Response

Farmer Mac is subject to interest rate risk on loans, including loans it has committed to acquire but has not yet purchased. This commitment exposes Farmer Mac to interest rate risk between the time it commits to purchase the loans and the time it issues debt to retain the loans in its portfolio. Farmer Mac manages the interest rate risk related to such loans and forecasted debt issuance through the use of forward sale contracts involving government-sponsored enterprise debt instruments and mortgage-backed securities. Farmer Mac designates forward sale contracts involving government-sponsored enterprise debt instruments as cash flow hedges of the forecasted issuance of debt. In accordance with SFAS 133, Farmer Mac determines the effectiveness of the hedge relationship through regression analyses and measures ineffectiveness based on the change in fair value method. The forward sale contracts involving government-sponsored mortgage backed securities are not in designated hedge relationships.

In its future periodic reports, Farmer Mac will revise its disclosure to clarify that its forward sale contracts involving government-sponsored mortgage-backed securities are not in designated hedge relationships. Farmer Mac will also expand its disclosure to describe the hedging relationships used for its forward sale contracts involving government-sponsored enterprise debt instruments substantially as follows.

Proposed Disclosure:
Farmer Mac is subject to interest rate risk on loans, including loans it has committed to acquire, but has not yet purchased. This commitment exposes Farmer Mac to interest rate risk between the time it commits to purchase the loans and the time it issues debt to retain the loans in its portfolio. Farmer Mac manages the interest rate risk related to such loans and forecasted debt issuance through the use of forward sale contracts involving government-sponsored enterprise debt instruments and mortgage-backed securities. Farmer Mac designates forward sale contracts involving government-sponsored enterprise debt instruments as cash flow hedges of the forecasted issuance of debt. Farmer Mac determines the effectiveness of the hedge relationship through regression analyses and measures ineffectiveness based on the change in fair value method.

Mr. Paul Cline
U.S. Securities and Exchange Commission
September 22, 2006

Note 8: Allowance for Losses and Concentrations of Credit Risk

8.	Here and throughout your filing, please present your charge-off and recovery activity on a gross basis.

Company Response

In future periodic reports, Farmer Mac will present charge-off and recovery activity on a gross basis.

9.	Please revise to provide a rollforward of your allowance for loan loss experience for the last five years utilizing the presentation required by Item IV of Industry Guide 3.

Company Response

The Company acknowledges that pursuant to SAB Topic 11K, certain guidance contained in Item IV of Industry Guide 3 provides useful guidance on certain disclosures relevant to an understanding of Farmer Mac’s operations. Accordingly, in its future periodic reports, Farmer Mac will provide a rollforward of its allowance for loss experience for the last five years in its Management’s Discussion and Analysis utilizing the presentation set forth by Item IV of Industry Guide 3.

Mr. Paul Cline
U.S. Securities and Exchange Commission
September 22, 2006

Proposed Disclosure:
	Year Ended December 31,
	2005	2004	2003	2002	2001
	(dollars in thousands)
Total loan loss reserves:
Beginning balance	$17,101	$22,053	$20,011	$15,884	$11,323

Charge-offs	(311)	(4,705)	(5,474)	(4,660)	(2,581)
Recoveries	640	165	231	540	356
Net recoveries/(charge-offs)	329	(4,540)	(5,243)	(4,120)	(2,225)

Provision/(recovery) for loan losses	(3,988)	(412)	7,285	8,247	6,786
Adjustment for change in
accounting estimate	(4,789)	-	-	-	-

Ending balance	$8,653	$17,101	$22,053	$20,011	$15,884

Ratio of net charge-offs/(recoveries) to total
outstanding post-1996 Act loans,
guarantees and LTSPCs (excluding
Ag Vantage securities)	-0.01%	0.09%	0.11%	0.09%	0.07%

Note 9: Stockholders’ Equity
Stock Option Plan

10. Please revise to disclose how you determined the assumption of a dividend yield of 0.0% to be appropriate for purposes of your Black-Scholes option pricing, given your historical dividend payments. Refer to paragraphs 286 and 287 of SFAS 123.

Company Response

The dividend yield assumption of 0.0 percent used in the Black-Scholes option pricing model used to determine the weighted-average grant date fair values of options granted by Farmer Mac in 2005 should have been 1.94 percent based on Farmer Mac’s dividend payments that commenced in December 2004. For 2005, the fair value of options granted and the pro forma stock-based compensation expense determined under the fair value-based method for all grants under the dividend yield assumption of 0.0 percent were $7.53 per option and $2,400,132, respectively. For 2005, the fair value of options granted and the pro forma stock-based compensation expense determined under the fair value-based method for all grants under the

Mr. Paul Cline
U.S. Securities and Exchange Commission
September 22, 2006

dividend yield assumption of 1.94 percent would be $6.69 per option and $2,132,848, respectively. Accordingly, in its future periodic reports Farmer Mac will adjust the fair value of options granted and its total stock-based employee compensation expense determined under the fair value-based method of accounting for stock options used to present pro forma net income available to common stockholders and earnings per common share for periods in 2005 to reflect a dividend yield assumption in the Black-Scholes option pricing model of 1.94 percent.

* * * * * * * * * * *

As requested by the staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please do not hesitate to contact me at 202-508-8025.

Sincerely,

/s/ Abigail Arms

Abigail Arms
Shearman & Sterling LLP

cc:	Margaret Fitzgerald Staff Accountant

Nancy E. Corsiglia Chief Financial Officer

Jerome G. Oslick General Counsel

Timothy L. Buzby Controller